UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

Commission file number: 000-53223

SWAV ENTERPRISES LTD.
(Name of Small Business Issuer in its charter)

Nevada	N/A
(State or other jurisdiction of incorporation or	(I.R.S. Employer Identification No.)
organization)

Suite 628, 138 – 4th Avenue S.E., Calgary, Alberta, Canada T2G 4Z6
(Address of principal executive offices)

(403) 229-2351
(Issuer's telephone number)

SWAV ENTERPRISES LTD.

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

SWAV ENTERPRISES LTD. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY SWAV ENTERPRISES LTD. SHAREHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

     This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s shareholders.

     This Information Statement is being furnished to the holders of record as of April 15, 2010 (the “Record Date”) of the issued and outstanding shares of common stock, $0.001 par value per share (the “Common Stock”), of SWAV Enterprises Ltd., a Nevada corporation (“SWAV” or the “Company”), in connection with SWAV’s acquisition of certain assets of Lotus Holdings Limited (“Lotus”) (the “Transaction”).

     Pursuant to a Letter of Intent entered into by SWAV and Lotus, the Transaction is to be consummated on or about April 30, 2010 but not earlier than 10 days after this Schedule 14F-1 is filed with the Securities and Exchange Commission and distributed to its stockholders of record as of the Record Date (the “Closing Date”).

     Upon the consummation of the Transaction, SWAV shall acquire certain assets of Lotus in consideration for 2,265,230 shares of common stock of SWAV. After the Transaction, Lotus shall issue the SWAV shares to its shareholders. As a result of the Transaction, the Lotus stockholders shall become stockholders of SWAV. Simultaneously with the closing of the Transaction, the existing stockholders of SWAV will sell an aggregate of 11,984,770 issued and outstanding shares of common stock to Lotus in consideration for a purchase price of $370,000. As a result of the foregoing, the stockholders of Lotus will beneficially own approximately 95% of the issued and outstanding shares of common stock of SWAV.

     As of the Record Date, there are 12,734,770 shares of SWAV common stock issued and outstanding. Upon the consummation of the merger, there will be 15,000,000 shares of common stock issued and outstanding.

     Upon the consummation of the Transaction, the Company shall take all necessary actions to appoint Mr. Joerg Ott to serve as the sole director of the Company, such designation to be effective approximately but not earlier than 10 days following the filing of this Information Statement with the Securities and Exchange Commission and its mailing to the Company’s holders of record as of the Record Date. The Company will also, to the extent permitted by applicable law, secure the resignation of, or remove, the existing officers and members of the Board of Directors of SWAV.

ABOUT LOTUS HOLDINGS LIMITED

Lotus Holdings Limited

Lotus Holdings Limited is a holding company specializing in software technology and training services, particularly in the areas of advanced software development tools, innovative point-of-care electronic health record (EHR) software, and sales training. The following is a description of the assets being purchased by SWAV.

List of Assets to be Acquired by SWAV

Asset	Business	% to be transferred
Tool Box Assets	IPR’s - Software development tools - Social media software Customer base	100%
“Bones” Assets	IPR’s - Software for HealthCare - Medical/HealthCare database Contracts	100%
OUTPUT! Ltd	Adult Education/Training - Sales - Marketing Customer base Contracts	100%

Tool Box Assets

1.	Carousel
Visual image rendering plug-in for Notes 8+. Modeled on iTunes.

Written in: Eclipse SWT
Component assets: Java animation, dynamic image manipulation
Implementing customers: None

2.	Alpheus
Mail file analyzer/replication manager

Written in: Lotusscript
Component assets: Cross-replica analyzer, Mail file contents analyzer
Implementing customers: PGA Tour, Bay Area Hospital

3.	Squawk™ Lightweight Social Networking Solution
Domino micro-blogging system

Written in: Java/Xpages
Component assets: “Wingman” concept, dynamic charting, digest-based data model, branding, forced UNIDs
Implementing customers: None

Squawk™ is the revolutionary lightweight social networking solution. Like Twitter™ for the enterprise, it is a simple, yet incredibly powerful collaboration solution. Based on Lotus Domino Xpages technology, it is easy to deploy, highly scalable, and integrated with the rest of the Lotus portfolio, including Domino, Quickr, Connections, Sametime, and Websphere Portal.

Often referred to as micro-blogging, the purpose of Squawk™ is to share knowledge and collaborate in a community with similar interests in near real-time. Squawk™ has the brevity and immediacy of instant messaging with the value of continuity and open collaboration.

Squawk™ can be installed in your environment in just seconds, or it is available as a web service that can be integrated with and even embedded into your existing applications. Since it is based on Lotus Domino, the application can be replicated to multiple servers and synchronized or even clustered for distributed processing and high availability supporting tens of thousands of users.

The business value of Squawk:
Lets key individuals, such as C-level executives, easily post short, meaningful updates and maintain a connection to their employees.
Facilitates connections between employees who don’t know each other and the adoption of other business social networking technologies.
Individuals can post ideas and get both immediate and compound feedback.
Identify key subject matter experts to build powerful teams, committees, or communities of interest.
Attract and retain talent. The younger workforce expects these tools.
Use Squawk™ in conjunction with live presentations to gather instant feedback from participants and provide a transcript of the interactions.
Provides a mechanism for internal marketing or R&D and feedback.
Allows for employee self-service support.
Reduces communications costs.

Key Features:

Squawking: Post a short statement about what you are doing, a question you have, a topic you want to discuss, or a response to any of the above.
Profile Integration: Maintain and share information about yourself that is relevant to the community.
My Replies: Track responses to your squawks.
My Flock: Filter squawks to the individuals that you want to follow.

Polling: Post a question and allow other users to vote for or against it, then view real-time responses in a live chart, or track more detailed responses over time. Knowledge Discovery: Filter or search squawks for past or current topics and find subject matter experts based on key words.

Portability: Most Squawk™ features can be embedded into other collaborative applications, such as blogs or discussions, or easily accessed from mobile devices.
Hosted Service: Squawk™ can be installed inside your firewall or easily integrated into your organization as a hosted service.

Bidding: Post an item and allow other users to respond with a specific format, such as a bid on an item, then report on progress and a final result, such as a progressive bid, the current leader, and an eventual winner.

Squawk Live™: Integrates with Lotus Sametime to provide presence awareness, instant messaging, group chat, and instant meeting capabilities.
Pricing:
Up to 30 users: $999 + $10 for each additional user. OR
$5,000 per server cluster for unlimited users. OR
As little as $1 per user per month hosted.

4.	Blueprint
Notes client application framework

Written in: Lotusscript

Component assets: Dynamic interface construction, dynamic validation engine, abstract workflow engine, dynamic data modeling engine, DXL/CSS compatible design element structure, rules-based view constructor

5.	Crowded Wisdom™ Engage. Envision. Empower.™
Social decision engine/Social link tracker

Written in: Xpages
Component assets: Stack ranking model, Dual-axis evaluation, Branding, Write- Behind Cache, Reputation scoring, Q&A rating engine, Link tracking

Crowded Wisdom™ is a social idea management and business decision support solution. Featuring a sophisticated Web 2.0 interface, Crowded Wisdom allows employees, customers, vendors and partners to share ideas that can then be quickly and easily evaluated on multiple criteria by the defined community. Ideas can be contributed by anyone at any time, and become immediately available for other users to add to their personal Wishlist.

But the wisdom of crowds doesn't end there. Participants can organize their wishlists by ranking and rating ideas with simple drag & drop gestures. By sorting ideas in order of priority, users can express not simply that they like an idea, but where they rank it among other ideas they like. They can also rate ideas independent of their ranking, creating a deeper understanding of priorities and preferences.

Site administrators can group ideas together into Scorecards, which are then made available to crowd participants. Scorecards can be limited to a preset collection of ideas, or be open-ended. Once participants have submitted their scores, administrators can see rankings and ratings for all the ideas. Administrators can also assign weighting values to participants, which will differentiate their scoring, allowing key customers and users to have a stronger voice.

For example, imagine you are a major fast food chain and want to seek ideas from your customer base about what products or services to offer. You could start by having an open collection of ideas, letting people feed off of and rate each other's ideas, building a loyal community of interest. Then you can create a targeted Scorecard of the highest rated ideas that are actually feasible and publish that to the community to prioritize and rate ideas AGAINST each other, giving you valuable market intelligence about what changes you could make that would have the highest impact to your community. That is the power of Crowded Wisdom™.

Built on the latest Domino technology, Crowded Wisdom™ can be deployed and managed on one server or across multiple clustered servers in just minutes, and can be easily integrated into other web applications for maximum exposure and business value.

Pricing:
Up to 25 users: $999 + $12 for each additional user. OR $10,000 per server cluster for unlimited users. OR $3 to $5 per user per month hosted.

6.	TruePresence™ Unified Communications & Collaboration
UC2 for Foundations

Written in: Java
Component assets: Asterisk dial plan assembler, SIP presence tracking, Sametime click-to-call plugin, Sametime Bluetooth binding plugin
Implementing customers: None

TruePresence™ PBX: No need to implement a separate and expensive phone system. Just plug in the appliance or install the software on your existing server hardware, configure it for your network, and plug in the IP phones of your choice (and/or softphones), and you have an advanced phone system with all the features you would expect and no recurring annual fees.

IBM Lotus Sametime Real-time Collaboration: The TruePresence™ appliance includes an integrated Sametime server with enterprise instant messaging and public chat network interoperability, VoIP services, mobile access, video chats, and web conferencing capabilities all with the security features required for business use. The Sametime Chat client is an extensible application platform that exposes all of these services and runs on Windows, Macintosh, and even Linux desktops. But many of these features can also be easily accessed from everyday applications such as Lotus Notes, Symphony, Quickr, Websphere Portal, Microsoft Office, Sharepoint, Microsoft Outlook, web browsers, and even mobile devices.

TruePresence™ for Sametime adds the powerful integration to truly unify your communications and collaboration solutions. Features such as Phone Status Awareness (e.g., "on the phone"), Instant Phone Conference Bridge from Sametime, Instant Web Meetings with Integrated Telephony Services.

Strong security with content and identity control: The Lotus Sametime Instant Messaging server can be connected to public instant messaging networks such as AOL, Yahoo!, and GoogleTalk, allowing you to control your users' identities, log all activity, and encrypt confidential communications rather than have a “free-for- all” of unsecured public tools.

IP Telephony Integration: TruePresence™ for Sametime can be used with the TruePresence™ PBX or customized to work with your telephony system of choice.

TruePresence™ Ultimate Small Business Server: This all-in-one solution based on Lotus Foundations™ includes all of the TruePresence™ features on a secure Linux-based server with email, collaborative applications, instant messaging, IP telephony PBX, directory, file & print services, firewall, anti-virus, anti-spam, integrated backup, automatic updates, autonomic recovery, and remote access.

The business value of UCC
•	Streamline business processes to improve productivity and reduce costs.
•	Empower employees to improve responsiveness to boost customer satisfaction and loyalty.
•	Fast access to subject matter experts without having to know who they are.
•	Lay a scalable, adaptable foundation for added functionality.
•	Gain control over the unmanaged use of public networks.
•	Provide multiple communications options in the context of their regular activities.
•	Lower telephony and travel costs.
Pricing:
As low as $490 for first 10 users + $49 for each additional user. OR
$3 to $5 per user per month hosted.

7.	Envoy
DXL-based version tracking/control/assembler

Written in: Lotusscript
Component assets: DXL assembler, version mapper, CSS style applier, Domino source searching
Provides change tracking, rollback, dependency checking, compliance monitoring and automated test builds for Notes/Domino applications. Currently in beta as part of our Beyond the Cloud ™ hosting service.

“Bones” Health Care

‘Bones’ Health Care is a electronic health recording (EHR) technology designed to be used at point-of-care, such as a hospital, clinic, or physician’s office. Based around a sophisticated touch sensitive interface, it allows the patient and physician to securely enter data (HIPPA / CCHIT compliant), interact with patient history information, and various data bases (such as prescription drug information) and in parallel, will automatically codes and bills the encounter to the appropriate insurance provider. ‘Bones’ provides a multitude of advantages including increasing physician efficiency, and where the product is a self contained technology, it reduces or eliminates the need for IT support.

OUTPUT! Ltd.

OUTPUT! Ltd (Professional Trainers for Sales) provides uniquely customized sales, negotiation, CRM utilization, customer care and sales management training to companies and individuals across the U.S. and the EU to help sales organizations become more productive in their sales communication with their customers. Through the quick & easy implementation of our unique sales methodology and systems, we help our clients’ entire sales staff to increase sales effectiveness which has proven to increase top line revenue while lowering costs and increasing margins. OUTPUT! focuses on Telecommunications, Telemarketing and Software Sales Organizations. OUTPUT! is currently working with 65 customers in Europe and the US.

LEGAL PROCEEDINGS

     SWAV is not a party to any legal proceedings nor is aware of any investigation, claim or demand made on the Company that may reasonably result in any legal proceedings.

     Lotus is not a party to any legal proceedings nor is aware of any investigation, claim or demand made on Lotus that may reasonably result in any legal proceedings.

VOTING SECURITIES

     SWAV currently has 25,000,000 shares of common stock authorized for issuance and no authorized preferred stock. As of the Record Date, 12,734,770 shares of SWAV common stock were issued and outstanding. Each share of SWAV common stock entitles the holder thereof to one vote on all matters entitled to notice of and to vote at a meeting of shareholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF SWAV

     All the directors of the Company hold office until the next annual meeting of the stockholders or until their successors have been elected and qualified. The officers of SWAV are appointed by the Company’s board of directors and hold office until their death, resignation or removal from office. The Company’s directors and executive officers, their ages, positions held, and duration as such, are as follows:

Name	Position Held with the Company	Age	Date First Elected or Appointed
Pui Shan Lam	President, Chief Executive Officer and Director	51	March 20, 2007
Vanleo Y.W. Fung	Chief Financial Officer, Secretary and Director	30	April 17, 2008

Business Experience

The following is a brief account of the education and business experience of each director and executive officer during at least the past five years, indicating each person’s business experience, principal occupation during the period, and the name and principal business of the organization by which they were employed.

Pui Shan Lam, President, Chief Executive Officer, Director and Founder of both SWAV Enterprises Ltd. and SWAV Holdings Inc., a wholly-owned subsidiary of SWAV, is a business women and an entrepreneur. She has involved herself in numerous ventures in both Hong Kong and Canada in the past 25 years. In the early 1980’s, Ms. Lam co-founded a transportation company in Hong Kong. This company specialized in transporting goods from China to Hong Kong. Ms. Lam oversaw the operations of this company until she immigrated to Canada in the mid 1990’s. After immigrating to Canada, she established SWAV Holdings Inc. in the late 1990’s. Since establishing the company, Ms. Lam has been traveling to China and Hong Kong on a regular basis and has met or gotten to know a number of furniture suppliers in China, particularly in the Guangdong province. The suppliers she met in the Guangdong province of China include Kingsin Furniture, Huasheng Furniture Manufacturing Co. Ltd., Haojin Furniture Factory Co. Ltd., Sailisha Furniture Co. Ltd. and Chuang Hui Furniture Co. Ltd.

Vanleo Y.W. Fung, Chief Financial Officer, Secretary and a Director, has been a member of the board of directors and the President of New Venture Holdings, Inc. (“New Venture”) since inception on March 13, 2007. New Venture is a developmental stage company and has not generated any revenues to date. From October 2006 through December 2006, Mr. Fung was a project specialist for Hung Chun InfoTech Limited –Electronics & IT Products Distribution, a distributor of electronics and IT products, where he was responsible for sales and marketing development and account management. From April 2003 to June 2006, Mr. Fung was employed as an account executive by Verbatim (Hong Kong) Limited, a subsidiary of Mitsubishi Chemical, Japan IT Products Development, where he was responsible for the regions of Hong Kong, Taiwan, and Macau. From July 2002 through December 2002, he was an account manager for Promar Enterprise (Alberta) Ltd., a computer accessories distributor.

EXECUTIVE OFFICER COMPENSATION

The particulars of compensation paid to the following Named Executive Officers:

Name and Principal March Position	Fiscal Year Ended 31,	Salary ($)	All Other Compensation ($)	Total ($)
Pui Shan Lam (1) President, CEO	2010 2009	0 0	2,560 (3) 10,927 (3)	2,560 10,927
Vanleo Y.W. Fung (2) CFO, Secretary	2010 2009	0 0	0 0	0 0

(1)	Ms. Lam became our President, Chief Executive Officer and a director on March 20, 2007.

(2)	Mr. Fung became our Chief Financial Officer, Secretary and a director on April 17, 2008.

(3)	Since April 1, 2008, we have begun to pay a fee of CAD$1,000 per month to Ms. Lam for management services she provides to our Company.

We have not entered into written employment agreements with our directors and officers. There are no arrangements or plans in which we provide pension, retirement or similar benefits for our directors or officers. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or officers, except that stock options may be granted at the discretion of our board of directors in the future.

We have no plans or arrangements with respect to remuneration received or that may be received by the officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

Outstanding Equity Awards at Fiscal Year-End

To date, we have not adopted any equity compensation plan and no stock, options or other equity securities have been issued.

Securities Authorized for Issuance under Equity Compensation Plans

We have not adopted a stock option plan and have not granted any stock options. Accordingly, no stock based compensation has been recorded to date.

Director Compensation

     Directors of the Company may be reimbursed for expenses incurred in attending each meeting of the board of directors. In addition to expenses, directors may be paid a sum for attending each meeting of the directors or may receive a stated salary as director. No payment precludes any director from serving our Company in any other capacity and being compensated for such service. Members of special or standing committees may be allowed similar reimbursement and compensation for attending committee meetings. As of the date of this Information Statement, none of the Company’s directors have been paid any compensation.

CORPORATE GOVERNANCE

PRIOR TO THE CHANGE IN CONTROL

Committees of the Board of Directors

Nominating and Compensation Committees

The Board does not have a nominating or compensation committee at this time.

The Board does not have a nominations committee because the Board does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board, followed by the Board's review of the candidates’ resumes and interviews of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.

The Board does not have a compensation committee and is not required to have such a committee because the Company is not a “listed company” under SEC rules. The Company is currently a shell company with nominal assets, no employees and no active business operations. Its business plans are to seek a private operating company with which to merge or to complete a business combination in a reverse merger transaction. As such, the Company has no formal compensation program for its executive officers, directors or employees.

Audit Committee and Audit Committee Financial Expert

We do not have a standing audit committee at the present time. Our board of directors has determined that we do not have a board member that qualifies as an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K, nor do we have a board member that qualifies as “independent” as the term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended.

We believe that our board of directors is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. The board of directors of our company does not believe that it is necessary to have an audit committee because we believe that the functions of an audit committee can be adequately performed by the board of directors. In addition, we believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated any revenues from operations to date.

Certain Legal Proceedings

To our knowledge, during the past five years, none of our directors, executive officers, promoters, control persons, or nominees has been:

  the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

  convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

  subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

  found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

Code of Ethics

The Company has not adopted a Code of Ethics at this point due to its limited size. that applies to its principal executive officers, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the Company’s Code of Ethics may be obtained free of charge by contacting the Company at the address or telephone number listed on the cover page hereof.

Director Independence

Our board of directors currently consists of two members: Pui Shan Lam and Vanleo Y.W. Fung, both of whom are executive officers of the Company and are therefore not “independent.”

Shareholder Communications

There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board followed by the Board’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

The Company does not have any restrictions on shareholder nominations under its certificate of incorporation or by-laws. The only restrictions are those applicable generally under Nevada corporate law and the federal proxy rules, to the extent such rules are or become applicable. The Board will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

CHANGE OF DIRECTORS

     As contemplated by the Letter of Intent, each of the current directors of the Company will tender their resignation on the Closing Date and such resignations shall become effective upon the consummation of the Transaction but not earlier than 10 days following the filing of this Information Statement with the Securities and Exchange Commission and distribution of this Information Statement to the Company’s stockholders as of the Record Date. The resignation of the directors and officers from their respective positions is a condition of the consummation of the Transaction and not due to any disagreement with the Company.

NEW OFFICERS AND DIRECTORS OF SWAV

     Effective on the Closing Date, the Company’s directors will appoint Mr. Joerg Ott serve as the sole a director of the Company and to serve as the Chief Executive Officer of the Company. Prior to the Transaction, Mr. Ott has not been involved in any transaction with the Company In addition, Mr. Ott is not currently a director of, and neither holds any position with, the Company, nor does he have a familial relationship with any director or executive officer of the Company.

     All the directors of SWAV will hold office until the next annual meeting of the stockholders or until their successors have been elected and qualified. The officers of SWAV are appointed by SWAV’s board of directors and hold office until their death, resignation or removal from office.

Name	Position Held with the Company	Age
Joerg Ott	Chief Executive Officer and Sole Director	46

Business Experience
Joerg Ott
Mr. Ott brings over 20 years of software industry expertise to the Company. Mr. Ott founded OUTPUT! GmbH, a sales training company in Germany in 1992. While serving as the company’s President and CEO, he emphasized sales, marketing and customer services activities. The company’s customers included Deutsche Telekom AG, vodaphone/ARCOR and Zurich Versicherungen.

Driven by his linguistic interest, Joerg subsequently founded GlobalWords, a software driven multi-lingual translation service company. GlobalWords became the foundation for a series of mergers & acquisitions focused in the Software Industry. In the last seven years, Mr. Ott worked with his partners to acquire more than ten other companies, including publicly traded companies, such as IntraWare, Gedys, TJ, and GROUP. Following the GROUP acquisition, with the integration of Relavis Corporation, a New York-based software company and Lotus911 Corporation, an Atlanta-based system integrator and hosting company, Mr. Ott expanded his acquisition strategy into the US. Currently GROUP is the leading vendor for IBM Lotus Software products.

Mr. Ott earned his MBA from University of Passau, Germany, focusing on Operations Research and Finance. He is a Harvard Business School alumnus since 2008.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

     The following table sets forth, as of Record Date, certain information concerning the beneficial ownership of common stock by (i) each person known by the Company to be the owner of 5% or more of the outstanding common stock, (ii) each director, (iii) each Named Executive Officer, and (iv) all directors and executive officers as a group. In general, “beneficial ownership” includes those shares a shareholder has the power to vote or the power to transfer, and stock options and other rights to acquire Common Stock that are exercisable currently or become exercisable within 60 days. Except as indicated otherwise, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. The calculation of the percentage owned is based on 12,734,770 shares of SWAV common stock outstanding.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership of Common Stock	Percentage of Class
Pui Shan Lam 90 Holmwood Ave NW Calgary, AB T2K 6K7 Canada	6,000,000	47.12%
Vanleo Y.W. Fung 3023 – 28th Street SW Calgary, AB T3E 2J4	350,000	2.75%
Directors and Officers as a group (2 persons)	6,350,000	39.86%

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires that our executive officers and directors, and persons who own more than ten percent of a registered class of our equity securities, file reports of ownership and changes in ownership with the SEC. Executive officers, directors and greater-than-ten percent stockholders are required by SEC regulations to furnish us with all Section 16(a) forms they file. Based solely on our review of the copies of the forms received by us and written representations from certain reporting persons that they have complied with the relevant filing requirements, we believe that, during the year ended December 31, 2009, all of our executive officers, directors and greater-than-ten percent stockholders complied with all Section 16(a) filing requirements.

RELATED PARTY TRANSACTIONS

     Other than as listed below, we have not been a party to any transaction, proposed transaction, or series of transactions in which, to our knowledge, any of our directors, officers, five percent beneficial security holders, or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest.

     During the twelve month period ended March 31, 2010, Pui Shan Lam, the President and Founder of SWAV, received an aggregate of $2,560 for providing management services for the Company.

Director Independence

     SWAV common stock is listed on the OTC Bulletin Board under the ticker symbol “SWAV.” SWAV does not have an independent director on its board. For the purposes of determining director independence, we have applied the definitions set out in NASDAQ Rule 4200(a)(15) (the “Rule”). Under the Rule, a director is not considered to be independent if he or she is also an executive officer or employee of the company. The members of our board of directors also act as executive officers.

ANTICIPATED BENEFICIAL OWNERSHIP INFORMATION AFTER THE
CONSUMMATION OF THE TRANSACTION

The following table sets forth certain information concerning the anticipated beneficial ownership of Company’s common stock after the Transaction by (i) each person known by the Company to be the owner of more than 5% of the outstanding SWAV common stock, (ii) each director, (iii) each Named Executive Officer, and (iv) all directors and executive officers as a group. In general, “beneficial ownership” includes those shares a shareholder has the power to vote or the power to transfer, and stock options and other rights to acquire common stock that are exercisable currently or become exercisable within 60 days. Except as indicated otherwise, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. The calculation of the percentage owned is based on 15,000,000 shares of common stock outstanding.

     The following information is presented on a forward-looking basis assuming the consummation of the Transaction.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership of Common Stock	Percentage of Class
Joerg Ott Chief Executive Officer and Sole Director Otto-Spesshardt-Str. 16 Eisenach 99817 Germany	11,984,770	80%
Directors and Officers as a group (1person)	11,984,770	80%

WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms. Copies of our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.

SIGNATURES

     In accordance with Section 14(f) of the Exchange Act, the Registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SWAV ENTERPRISES LTD.

Date: April 15, 2010	/s/ Pui Shan Lam
Piu Shan Lam
President, Chief Executive Officer and
Director
(Principal Executive Officer)